UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Lendway, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45765Y204

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PORTUGAL, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed by the undersigned. This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of Lendway, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5000 W. 36th Street, Suite 220, Minneapolis, Minnesota 55416. On August 4, 2023, the Issuer changed its name from Insignia Systems, Inc. to Lendway, Inc. As of the filing of this Amendment No. 3, any reference to the Issuer shall be to Lendway, Inc.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,797,659 Shares outstanding, which is the total number of Shares outstanding as of August 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

A.	Mr. Lazar

(a)	As of the close of business on August 28, 2023, Mr. Lazar did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

(e)	As of August 24, 2023, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares Sold	Price Per Share ($)	Date of Sale

DAVID E. LAZAR

Sale of Common Stock	1,000	$5.4269[1]	08/24/2023
Sale of Common Stock	1,000	$5.4001[1]	08/24/2023
Sale of Common Stock	1,000	$5.4050[1]	08/24/2023
Sale of Common Stock	1,000	$5.4000[1]	08/24/2023
Sale of Common Stock	1,000	$4.9462	08/24/2023
Sale of Common Stock	1,000	$4.7503[1]	08/24/2023
Sale of Common Stock	1,000	$4.7500[1]	08/24/2023
Sale of Common Stock	1,000	$4.5266[1]	08/24/2023
Sale of Common Stock	1,000	$4.5293	08/24/2023
Sale of Common Stock	1,000	$4.5326	08/24/2023
Sale of Common Stock	1,000	$4.5145[1]	08/24/2023
Sale of Common Stock	1,000	$4.4607[1]	08/24/2023
Sale of Common Stock	1,000	$4.3413	08/24/2023
Sale of Common Stock	1,000	$4.3228[1]	08/24/2023
Sale of Common Stock	1,000	$4.3852	08/24/2023
Sale of Common Stock	1,000	$4.3360[1]	08/24/2023
Sale of Common Stock	1,000	$4.3365	08/24/2023
Sale of Common Stock	1,000	$4.3002[1]	08/24/2023
Sale of Common Stock	1,000	$4.2784[1]	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.2547[1]	08/24/2023
Sale of Common Stock	1,000	$4.2740[1]	08/24/2023
Sale of Common Stock	1,000	$4.2740	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.2500[1]	08/24/2023
Sale of Common Stock	1,000	$4.2501[1]	08/24/2023
Sale of Common Stock	1,000	$4.2648	08/24/2023
Sale of Common Stock	1,000	$4.2500[1]	08/24/2023
Sale of Common Stock	1,000	$4.2247[1]	08/24/2023
Sale of Common Stock	1,000	$4.2110[1]	08/24/2023
Sale of Common Stock	1,000	$4.1969[1]	08/24/2023
Sale of Common Stock	1,000	$4.3001[1]	08/24/2023
Sale of Common Stock	1,000	$4.2029[1]	08/24/2023
Sale of Common Stock	1,000	$4.3100[1]	08/24/2023
Sale of Common Stock	1,000	$4.3100[1]	08/24/2023
Sale of Common Stock	1,000	$4.3106	08/24/2023
Sale of Common Stock	1,000	$4.3101[1]	08/24/2023

Sch. A-1

Sale of Common Stock	1,000	$4.2157[1]	08/24/2023
Sale of Common Stock	1,000	$4.1900[1]	08/24/2023
Sale of Common Stock	1,000	$4.1829[1]	08/24/2023
Sale of Common Stock	1,000	$4.1827	08/24/2023
Sale of Common Stock	1,000	$4.1818[1]	08/24/2023
Sale of Common Stock	1,000	$4.1780[1]	08/24/2023
Sale of Common Stock	1,000	$4.1824	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.2500	08/24/2023
Sale of Common Stock	1,000	$4.1825[1]	08/24/2023
Sale of Common Stock	1,000	$4.1817[1]	08/24/2023
Sale of Common Stock	1,000	$4.1700[1]	08/24/2023
Sale of Common Stock	1,000	$4.1701[1]	08/24/2023
Sale of Common Stock	1,000	$4.3039[1]	08/24/2023
Sale of Common Stock	1,000	$4.1911[1]	08/24/2023
Sale of Common Stock	1,000	$4.1810[1]	08/24/2023
Sale of Common Stock	1,000	$4.1608[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500	08/24/2023
Sale of Common Stock	1,000	$4.1502[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.4501	08/24/2023
Sale of Common Stock	1,000	$4.4500[1]	08/24/2023
Sale of Common Stock	1,000	$4.4501[1]	08/24/2023
Sale of Common Stock	1,000	$4.4522[1]	08/24/2023
Sale of Common Stock	1,000	$4.4501[1]	08/24/2023
Sale of Common Stock	1,000	$4.4500[1]	08/24/2023
Sale of Common Stock	1,000	$4.4450[1]	08/24/2023
Sale of Common Stock	1,000	$4.2020[1]	08/24/2023
Sale of Common Stock	1,000	$4.1800[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	5,000	$4.1525[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1569[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500	08/24/2023
Sale of Common Stock	1,000	$4.1617	08/24/2023
Sale of Common Stock	1,000	$4.1617	08/24/2023
Sale of Common Stock	1,000	$4.1617	08/24/2023
Sale of Common Stock	1,000	$4.2350	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.2079	08/24/2023

Sch. A-2

Sale of Common Stock	1,000	$4.2001[1]	08/24/2023
Sale of Common Stock	1,000	$4.1860[1]	08/24/2023
Sale of Common Stock	1,000	$4.2000	08/24/2023
Sale of Common Stock	1,000	$4.1500	08/24/2023
Sale of Common Stock	1,000	$4.2000[1]	08/24/2023
Sale of Common Stock	1,000	$4.1900[1]	08/24/2023
Sale of Common Stock	1,000	$4.4300	08/24/2023
Sale of Common Stock	1,000	$4.2332[1]	08/24/2023
Sale of Common Stock	1,000	$4.2014[1]	08/24/2023
Sale of Common Stock	1,000	$4.1959[1]	08/24/2023
Sale of Common Stock	1,000	$4.1900	08/24/2023
Sale of Common Stock	1,000	$4.1900	08/24/2023
Sale of Common Stock	1,000	$4.1900	08/24/2023
Sale of Common Stock	1,000	$4.2005[1]	08/24/2023
Sale of Common Stock	1,000	$4.1901[1]	08/24/2023
Sale of Common Stock	1,000	$4.2224[1]	08/24/2023
Sale of Common Stock	1,000	$4.1800[1]	08/24/2023
Sale of Common Stock	1,000	$4.1800[1]	08/24/2023
Sale of Common Stock	1,000	$4.1800	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	5,000	$4.3510[1]	08/24/2023
Sale of Common Stock	1,000	$4.2616[1]	08/24/2023
Sale of Common Stock	1,000	$4.2101[1]	08/24/2023
Sale of Common Stock	1,000	$4.1901[1]	08/24/2023
Sale of Common Stock	1,000	$4.2070[1]	08/24/2023
Sale of Common Stock	1,000	$4.1730[1]	08/24/2023
Sale of Common Stock	1,000	$4.1619[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1552[1]	08/24/2023
Sale of Common Stock	1,000	$4.2001	08/24/2023
Sale of Common Stock	1,000	$4.1922[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.1630[1]	08/24/2023
Sale of Common Stock	1,000	$4.1814[1]	08/24/2023
Sale of Common Stock	1,000	$4.1730[1]	08/24/2023
Sale of Common Stock	1,000	$4.1701	08/24/2023
Sale of Common Stock	1,000	$4.1701	08/24/2023
Sale of Common Stock	1,000	$4.1700[1]	08/24/2023
Sale of Common Stock	1,000	$4.1627[1]	08/24/2023
Sale of Common Stock	1,000	$4.1500[1]	08/24/2023
Sale of Common Stock	1,000	$4.8529	08/28/2023
Sale of Common Stock	1,000	$4.6306[1]	08/28/2023
Sale of Common Stock	1,000	$4.6016[1]	08/28/2023
Sale of Common Stock	1,000	$4.6413	08/28/2023

Sch. A-3

Sale of Common Stock	1,000	$4.6389[1]	08/28/2023
Sale of Common Stock	7,000	$4.6330[1]	08/28/2023
Sale of Common Stock	7,000	$4.6306[1]	08/28/2023
Sale of Common Stock	7,000	$4.6609[1]	08/28/2023
Sale of Common Stock	7,000	$4.5719[1]	08/28/2023
Sale of Common Stock	5,000	$4.4872[1]	08/28/2023
Sale of Common Stock	1,134	$4.6800	08/28/2023

[1]	Represents a weighted average price. These Shares were sold in multiple transactions. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price.

Sch. A-4